AfriOre Limited
41 Roebuck St
Bridgetown, Barbados
Tel: 212-386-5496
Fax: 212-386-5425
Toll: 800-364-1782
Email: info@afriore.com
Web site: www.afriore.com

04030258

RECEIVED
2004 MAY 19 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 12, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C, USA - 20549

Attention: Office of Applications & Report Services

SUPPL

Dear Sirs:

Re: Exemption No. 82-4514

Please find attached a copy of a Form 27 (Material Change Report) with respect to a Press Release issued on May 11th, 2004 for your public files.

If you have any questions with regard to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

Per: Shereen Dorey

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

/sd

Encl.

AFRIORE LIMITED

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

AFRIORE LIMITED, 41 Roebuck Street, Bridgetown, Barbados.

Item 2. Date of Material Change

May 11, 2004.

Item 3. News Release

The Press Release was sent on May 11, 2004 via CCN Matthews—Toronto, Ontario.

Item 4. Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5. Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Executive Officer

Stuart R. Comline, Chairman, 011-2711-803-5909.

Item 9. Date of Report

May 12, 2004.

41 Roebuck St
Bridgetown, Barbados

Tel: 212-386-5496
Fax: 212-386-5425
Toll: 800-364-1782

Email: info@afriore.com
Web site: www.afriore.com

PRESS RELEASE

AFRIORE DISCOVERS BROAD ZONE OF GOLD MINERALIZATION AT MASUMBI IN KENYA

For Immediate Release: Tuesday, May 11, 2004

Bridgetown, Barbados (May 11, 2004) – AfriOre Limited (TSX: AFO) ("AfriOre") is pleased to announce the initial drilling results and the discovery of a broad zone of low grade gold mineralization at the Masumbi target, within its 1,319 square kilometre Ndori special prospecting licence area in Kenya. The drilling program follows on from the encouraging trench sampling results recorded at Masumbi (see press release March 3, 2004), where wide zones of gold mineralization were discovered.

Gold assay results from the first seven rotary percussion drill holes completed are summarized in the following table. The holes, which were drilled in a fence configuration, were collared approximately 20 metres apart and drilled at – 60° to a maximum depth of 47 metres, to intersect the entire steeply dipping mineralized zone.

Drill Hole	Intercept Interval (Metres)	Main Intercept Metres /g/t gold	Including Metres /g/t gold
NP030	N/A	No significant results	
NP031	15-37m	22m /0.69 g/t	
NP032	5-42m	37m /0.83 g/t	8m / 1.46g/t and 9m/1.22g/t
NP033	3-33m	30m /0.53 g/t	6m /1.08g/t
NP034	6-30m	24m /0.72 g/t	2m /2.17g/t and 4m/1.51g/t
NP035	10-22m	12m /0.86 g/t	6m /1.37 g/t
NP036	8-14m	6m /1.64 g/t	

The mineralization is hosted in a wide shear zone in granitic rocks situated close to the contact with Nyanzian andesites. Mapping in this area indicates that this zone extends for an estimated 1,000 metres along strike. Viewed collectively, the drill hole intersections indicate a low grade mineralized zone, which is estimated to be at least 100 metres wide, at a bulk grade of 0.6g/t gold.

Two metre wide composite samples were assayed at SGS Tanzania laboratories in Mwanza, Tanzania. After collection at the drill rig, the samples were dried, crushed to –2mm, pulverized to –75 micron, and 50g aliquots were subjected to aqua regia digestion, solvent extraction and AAS finish.

AfriOre is very encouraged by these results and the existing fence of drill holes is to be extended and additional fences of rotary percussion drill holes are currently being drilled along strike. The aim of this preliminary drilling program is to delineate the extent of the mineralization and identify selected zones with higher gold grades within this broad zone.

Mr. Mike van Aswegen, President and CEO of AfriOre, is the qualified person overseeing the exploration programs.

AfriOre is engaged in the acquisition, exploration and development of gold exploration properties in Africa and operates a specialized anthracitic coal mining business in South Africa.

AfriOre is listed in Standard & Poor's Corporation Records SEC 12g 3-2(b) exemption 82-4514.

For further information, please contact:
Alan Friedman Tel: 416-361-9636 Fax: 416-361-0330
Email: friedman@taucapital.com

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This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.